[redacted]

15049459

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2015
WASH., D.C.

SEC FILE NUMBER
8- 18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2014 (MM/DD/YY) AND ENDING Dec. 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baird, Patrick & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Plaza 10-Suite 305
(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~James B. Ahlfeld~~ 212-485-5989
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mc Gladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Ave of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES B. AHLFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAIRD, PATRICK & CO. INC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL SICKLER
Notary Public, State of New York
No. 01SI6210351
Qualified in Queens County
Commission Expires Aug. 17, 2017

Notary Public

Signature

FIN OP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2014

BAIRD, PATRICK & CO., INC.
305 PLAZA TEN
JERSEY CITY, NEW JERSEY 07311-4012

TELEPHONE
(201) 680-7300

FACSIMILE
(201) 680-7301

Baird, Patrick & Co., Inc.'s Exemption Report

Baird, Patrick & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014 without exception.

Baird, Patrick & Co., Inc.

I, Stuart K. Patrick, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/27/15

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 9
Supplementary Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Schedule III – Information relating to possession and control requirements under Rule 15c3-3	12

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Baird, Patrick & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of Baird, Patrick & Co., Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

McGladrey LLP

New York, New York
February 27, 2015

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 361,277
Deposit with clearing broker	105,360
Receivables from broker-dealers and clearing organizations	105,942
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $350,881	78,288
Other assets	3,284
Total assets	$ 654,151
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 1,923
Deferred rent credit	79,144
Total liabilities	81,067
Commitments (Note 5)	
Subordinated Loan	321,000
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Additional paid-in capital	250,000
Retained earnings	831,863
Less treasury stock, 15,250 shares, at cost	(881,250)
Total stockholders' equity	252,084
Total liabilities and stockholders' equity	$ 654,151

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2014

Revenues:	
Commissions	$ 411,805
Interest and dividends	4,549
Other	96,000
Total revenues	512,354
Expenses:	
Employee compensation and benefits	104,626
Regulatory and clearance fees	71,551
Communications and data processing	49,582
Occupancy	131,056
Interest on subordinated loan	12,000
Other expenses	89,887
Total expenses	458,702
Income before provision for income taxes	53,652
Provision for Income Taxes	2,070
Net income	$ 51,582

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2014	$ 51,471	$ 200,000	$ 780,281	$ (881,250)	$ 150,502
Capital Contribution		50,000			50,000
Net Income			51,582		51,582
Balance, December 31, 2014	$ 51,471	$ 250,000	$ 831,863	$ (881,250)	$ 252,084

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2014

Subordinated liabilities - January 1, 2014	$ 309,000
Accrued interest added to subordinated loan	12,000
Subordinated liabilities - December 31, 2014	$ 321,000

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 51,582
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,842
Deferred rent credit	(19,376)
Interest on subordinated loan	12,000
Changes in assets and liabilities:	
Decrease in receivables from broker-dealers and clearing organizations	17,120
Decrease in other assets	349
Decrease in accounts payable and accrued expenses	(321)
Net cash provided by operating activities	88,196
Cash Provided by Financing Activity:	
Capital Contribution	50,000
Net increase in cash	138,196
Cash:	
Beginning	223,081
Ending	$ 361,277
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 2,070
Supplemental Disclosure of Noncash Financing Activity:	
Subordinated debt interest added to principal	$ 12,000

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credit: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $3,398,000 that expire in the years 2024 through 2033, and state operating loss carryforwards of $598,000 that expire in the years 2017-2020. A full valuation allowance has been recorded against the related deferred tax asset of approximately $1,209,000 at December 31, 2014, as realization of this asset is uncertain.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

As of December 31, 2014, management has determined that there are no uncertain tax positions. The Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2011.

Note 2. Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 3. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 4. Related Party Transactions

The Company charges a monthly expense sharing fee for administrative and record-keeping services provided to a corporation controlled by the Company's president. The total fee received by the Company for 2014 under this arrangement was $96,000.

The subordinated loan (Note 8) of $321,000 is from an entity controlled by the Company's president. Interest for the year ended December 31, 2014 was $12,000.

Note 5. Commitments

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.

Minimum rental commitments under the noncancellable operating lease as of December 31, 2014 are as follows:

Year ending December 31,	
2015	$ 106,559
2016	116,932
2017	87,699
	$ 311,190

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2014 was approximately $120,000.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $521,418, which was $421,418 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 at December 31, 2014.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Subordinated Loan

The Company entered into a subordinated loan agreement on March 11, 2013, with a related party (Note 4), which has been approved by FINRA and, therefore, qualifies as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC.

The loan has a maturity date of December 31, 2017. Interest is at 4% per annum, payable annually, but is also subordinated to all present and future creditors of the Company. Accordingly, interest expense of $12,000 for the year ended December 31, 2014 has been added to the principal loan amount of $300,000 along with 2013 interest expense of $9,000, which brings the loan amount balance to $321,000 at December 31, 2014.

FINRA approval is required before any repayments of the subordinated loan and interest can be made.

Note 9. Capital Contribution

On March 27, 2014, one of the shareholders of the Company made a capital contribution of $50,000.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Baird, Patrick & Co., Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Computation of Net Capital	
Total Stockholders' Equity per Statement of Financial Condition	$ 252,084
Add:	
Subordinated Loan	321,000
Deductions:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, less landlord reimbursement of $29,906 for leasehold improvements included in deferred rent credit, net of current portion	(48,382)
Other assets	(3,284)
	(51,666)
Net capital	$ 521,418
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,923
Deferred rent credit, net of amount offsetting nonallowable assets	49,238
	$ 51,161
Ratio of Aggregate Indebtedness to Net Capital	0.14 to 1
Minimum Net Capital Required at 6-2/3% of Aggregate Indebtedness	$ 3,411
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 100,000
Net Capital Requirement (Greater of Above)	$ 100,000
Excess Net Capital ($521,418 - $100,000)	$ 421,418
Net Capital in Excess of the Greater of 120% of the Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($521,418 - $120,000)	$ 401,418

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2014.

Baird, Patrick & Co., Inc.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2014

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) there of.

Baird, Patrick & Co., Inc.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2014

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) there of.

Baird, Patrick, & Co., Inc

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)

December 31, 2014

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

McGladrey

Independent Accountant's Report on Applying Agreed-Upon Procedures

Board of Directors
Baird, Patrick, & Co., Inc
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Baird, Patrick, & Co., Inc (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

New York, New York
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1583*********************MIXED AADC 220
018029 FINRA DEC
BAIRD PATRICK & CO INC
HARBORSIDE FINANCIAL CENTER
305 PLAZA 10
JERSEY CITY NJ 07311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stuart K. Patrick (201) 680-7300

2. A. General Assessment (item 2e from page 2)		$ 868
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/2014 Date Paid		(458)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		410
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 410
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 410.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baird Patrick & Co. Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

pd

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ CK# 4776 Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 512,353
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		4,401
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		64,760
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		96,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		-0-
Total deductions		165,161
2d. SIPC Net Operating Revenues		$ 347,192
2e. General Assessment @ .0025		$ 868

(to page 1, line 2.A.)

Baird, Patrick & Co., Inc.

Exemption Report

December 31, 2014

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board Of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Baird, Patrick & Co., Inc. identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Baird, Patrick & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the "exemption provisions") and *(b)* Baird, Patrick & Co., Inc. stated that Baird, Patrick & Co., Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014 without exception. Baird, Patrick & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baird, Patrick & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McGladrey LLP

New York, New York
February 27, 2015